                                                                       EXHIBIT 9

                                PROMISSORY NOTE


$25,000 IN PRINCIPAL                                        AS OF APRIL 20, 2000


         FOR VALUE RECEIVED, CityXpress.com Corp., a Florida corporation ("Borrower"), promises to pay to the order of Phil Dubois ("Lender"), the principal of TWENTY FIVE THOUSAND DOLLARS ($25,000) advanced to Borrower by and among Borrower, WelcomeTo Search Engine Inc., a private British Columbia, Canada company, and Xceedx Technologies Inc., a private British Columbia, Canada company, and Lender in lawful money of Canada and to pay interest on the unpaid balance hereof calculated from the date of this Note until such amount is repaid, in like money at the monthly interest set by the Scotia McLeod monthly interest rate. The principal sum of $25,000 and the accrued but unpaid interest on this Note shall become due and payable upon demand of the Lender.

         Payment shall be made by Borrower to Lender at 6832 Linden Avenue Burnaby BC V5E 3G4 or at such other address as Lender may from time to time specify in writing to Borrower. Interest shall be computed on a 365/365 simple interest basis, by applying the ratio of the annual interest rate over the number of days in a year, multiplied by the actual number of days the principal balance is outstanding. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

         No delay or omission of the holder to exercise rights under this Note shall impair any such right or power or shall be construed to be a waiver of any such default or an acquiescence therein. No waiver of any default shall be construed, taken or held to be a waiver, acquiescence in or consent to, any further or succeeding default of the same nature.

         Borrower, and each endorser, and any other party ever liable for payment of any sums of money payable on this Note, agree that their liability on this Note shall not be affected by any renewal or extension in the time of payment hereof, or by any release or change in any security for the payment of this Note, and hereby consent to any and all such.

         This Note may be prepaid without penalty, in whole or in part, at any time.

         In the event this Note is placed in the hands of attorneys for collection, or is collected by suit or through a court of bankruptcy, Borrower shall pay to the holder hereof court costs and reasonable attorney's fees for such collection. This Note shall be governed by and construed in accordance with the laws of the State of Iowa excluding choice-of-law principles of the law of such state what would require the application of the laws of a jurisdiction other than such state.

Signed at Vancouver, BC on April 20, 2000


                                    CityXpress.com Corp.


                                    By: /s/ PHIL M. DUBOIS
                                       ---------------------------------------
                                                   Phil M. Dubois
                                                    President &
                                               Chief Executive Officer



                                    CityXpress.com Corp.


                                    By: /s/ KEN BRADLEY
                                       ---------------------------------------
                                                     Ken Bradley
                                              Chief Operating Officer &
                                               Chief Financial Officer



                                    Witness:


                                    By: /s/ ROGER KONG
                                       --------------------------------------
                                                     Roger Kong
                                                     Controller